December 15, 2020

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Bentzinger,
On October 7, 2020, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Adaptive Growth Opportunities ETF (the “Fund”). On November 19, 2020, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1. Please confirm that you will provide the ticker symbol on EDGAR when you file the amended Registration Statement.
Response. The Registrant confirms that it will provide the ticker symbol on EDGAR when it files the amended Registration Statement.
Prospectus:
Summary
Comment 2. Please remove the last sentence from the introductory paragraph to the Fee Table as it is not required nor permitted under Form N-1A.
Response. The Registrant has revised the introduction to the Fee table as requested.
Comment 3. The Fee Table shows interest expenses for securities on margin. Please explain supplementally what this is in reference to as there is no mention of it in the strategy.
Response. The interest expense for securities on margin relates to the non-principal strategy disclosed after the Item 9 strategy disclosure regarding the use of options.

Comment 4. In the Example, please remove the language regarding the expense limitation agreement as the Fee Table doesn’t reflect a waiver.
Response. The Registrant has revised the disclosure as requested.
Comment 5. In “Principal Risks of Investing in the Fund”, please add a management risk and a fixed income risk as is presented in Item 9.
Response. The Registrant has added the disclosure requested.
Comment 6. In the first sentence of the second paragraph in “Principal Investment Strategies”, please clarify the disclosure to be in Plain English instead of “access fixed income securities.” Please also clarify the disclosure regarding whether the Fund’s fixed income and other investments are direct or through Portfolio Funds.
Response. The Registrant has revised the disclosure as follows:
In addition to its indirect investments, t~~T~~he Fund may also invest in individual large cap equities fixed income securities, and cash and cash equivalents directly. The Fund is considered “diversified” under the 1940 Act.
The strategy primarily utilizes ETFs and equities but may ~~access~~ also use fixed income securities to diversify the Fund’s asset classes.
Comment 7. In “Principal Investment Strategies”, please clarify in the disclosure any criteria regarding duration, maturity, and credit quality for the fixed income securities in which the Fund may invest. If the Fund will invest in below investment grade securities as a principal strategy, state whether the fixed income investments will be mostly above or below investment grade and whether the Fund will invest in securities in default. Please also disclose that interest rates are at historical lows, which may impact the Fund’s risk profile.
Response. The Registrant has revised the disclosure as follows and added the disclosure regarding interests rates being at historical lows to the fixed income risk.
After looking at the big-picture conditions around the world, the manager then examines the general market conditions followed by particular industry~~ial~~ sectors to select those sectors that it predicts will outperform the market. When the manager deems it appropriate to position the portfolio defensively, this strategy considers cash to be an asset class and will allocate a significant percentage to direct investments in cash and cash equivalents. The fixed income securities in which the Fund will invest will be investment grade and may be of any duration or maturity.
Comment 8. In the second paragraph of “Principal Investment Strategies”, please revise the reference to “industrial sectors” to “industry sectors” or explain what “industrial sectors” are.
Response. The Registrant has revised the disclosure requested as shown in the response to Comment 7 above.

Comment 9. In the last sentence of the second paragraph of “Principal Investment Strategies”, it notes that the Fund may position itself defensively in cash and cash equivalents. Please remove this reference as it is covered under Temporary Defensive Positions.
Response. The Registrant has not revised the disclosure requested because the Advisor has confirmed to the Registrant that the defensive strategy described is not just under extraordinary market conditions and not necessarily temporary. The defensive strategy described is used whenever the Advisor deems it advisable given market conditions.
Comment 10. In “Principal Risks of Investing in the Fund”, please add disclosure noting that to the extent Creation Units are purchased by APs in cash instead of in-kind, the Fund will incur certain costs such as brokerage expenses and taxable gains and losses. These costs could be imposed on the Fund and impact the Fund’s NAV if not fully offset by transaction fees paid by the APs.
Response. The Registrant has added the disclosure requested to the ETF Structure Risk.
Comment 11. In “Principal Risks of Investing in the Fund – Foreign Securities and Emerging Markets Risk”, please add disclosure regarding investments in China.
Response. The Registrant has not added the disclosure requested because investments in China is not a principal strategy of the Fund.
Comment 12. In “Principal Risks of Investing in the Fund – Equity Securities Risk”, please clarify that the investments are not just made indirectly.
Response. The Registrant has clarified the risk and related strategy disclosure regarding investments in equity securities.
Comment 13. In “Principal Risks of Investing in the Fund – COVID-19 Risk”, please consider updating the disclosure to include that the Federal Reserve’s actions regarding interest rates and interest rate buybacks and the impact that such actions may have on the Fund.
Response. The Registrant has not revised the disclosure because the Registrant believes the topic is adequately disclosed under Fixed Income Risk.
Comment 14. Please add disclosure to the introduction to “Performance Information” explaining that the performance information shown does not reflect the Fund’s current strategy or ETF structure. Please also clarify in the footnote to the performance table what “hedge” means.
Response. The Registrant has added the disclosure requested and revised the footnote as follows:
The Advisor believes the Morningstar Moderate Aggressive Target Risk TR Index is a more appropriate and accurate index against which to compare the Fund’s investment strategies than the S&P Global Broad Market TR Index as the Fund will utilize a ~~hedge~~ defensive overlay and may result in higher allocations to cash or other ~~hedge~~ investments not included in the S&P Global Broad Market TR Index and, therefore, the Morningstar Moderate Aggressive Target Risk TR Index will replace the S&P Global Broad Market TR Index in future comparisons.

Comment 15. Please add to the summary the information required regarding where shareholders may access recent information, including information on the Fund’s NAV, Market Price, premiums and discounts, and bid-ask spreads.
Response. The Registrant has added the disclosure requested.
Additional Information about the Fund’s Investment Objectives, Principal Investment Strategies, and Risks
Comment 16. In “Principal Investment Strategies”, please revise the disclosure so that Item 4 is a summary of Item 9.
Response. The Registrant has revised the disclosure so that Item 4 is a summary of Item 9.
Comment 17. In “Principal Risks of Investing in the Fund – Small-Cap and Mid-Cap Securities Risk”, please clarify whether these investments are made directly or indirectly by the Fund.
Response. The Registrant has revised the disclosure as requested to clarify in the strategy which investments are direct and which are indirect.
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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle